FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of July 2009.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports First Quarter Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 29, 2009	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

Nomura Reports First Quarter Financial Results

Tokyo, July 29, 2009—Nomura Holdings, Inc. today announced its consolidated financial results for the first quarter of the fiscal year ending March 31, 2010.

Net revenue for the first quarter jumped 120.9 percent compared to the same period last year to 298.4 billion yen (US$3.1 billion) 1. Income before income taxes was 31.4 billion yen (US$326 million) and net income attributable to Nomura was 11.4 billion yen (US$118 million), marking the company’s first profit in six quarters. Nomura’s return to profitability on a quarterly basis comes despite the company booking a net fair value charge of 40 billion yen on liabilities due to a tightening of its credit spread.

“We had a strong start to the year, posting our first profit in six quarters,” said Kenichi Watanabe, Nomura president and CEO. “Our retail and asset management businesses continued to generate stable revenues and global markets made a significant contribution to earnings. Our newly expanded client business platform is now fully operational and we saw considerable momentum in global wholesale client flow businesses during the quarter. While market conditions remain uncertain, we are making steady progress towards our objective of achieving a full-year profit.”

Nomura maintains a solid capital position with a total capital ratio of 20.8 percent at the end of June, up from 18.9 percent in March, and a Tier 1 capital ratio of 12.7 percent, up from 11.7 percent in March.

Although total assets and net leverage increased during the quarter due the commencement of the new global wholesale platform, Nomura continues to reduce its exposure to securitized products and illiquid Level 3 assets, while maintaining a disciplined approach to risk management.

[1]	US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 96.42 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2009. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Retail

Net revenue in Retail was 95.4 billion yen, an increase of 11.2 percent on the prior year. Income before income taxes jumped 72.2 percent year on year to 27.9 billion yen. Nomura’s retail franchise in Japan was quick to adapt to changes as market conditions normalized. It successfully mobilized the resources of Nomura to deliver tailored financial consulting services to retail customers, recording monthly total purchases of over 1 trillion yen spread evenly across stocks, bonds, and investment trusts. Retail client assets increased by 7.9 trillion yen from the end of March to 67.2 trillion yen as of the end of June. Net asset inflow for the three months was 1.6 trillion yen.

Global Markets

Global Markets net revenue surged 17 times compared to the first quarter last year to 187.1 billion yen. Income before income taxes was 62.3 billion yen. The strong performance reflects growing momentum in Nomura’s newly enhanced platform following the successful integration of its acquisitions last year. Client and flow businesses in Global Fixed Income and Global Equities saw substantial growth during the first quarter. Growth was particularly strong in Europe and Asia where trading values jumped from previous levels. Nomura took the number one position on the London Stock Exchange in June for client-driven market share in UK equities and is seeing its share rise on other major exchanges around the world.

Investment Banking

Investment Banking net revenue declined 11.4 percent year on year but increased fourfold compared to the prior quarter to 25.7 billion yen. Investment Banking booked a loss before income taxes of 5.4 billion yen. Nomura maintained its leading market share in underwriting in Japan, working on most of the major financing deals for Japanese corporates during the first quarter. The domestic mergers and acquisitions business was another strong area. Internationally, Nomura was recognized with a string of industry awards and continued to expand its business platform.

Merchant Banking

Net revenue in Merchant Banking was negative 1.1 billion yen and loss before income taxes was 3.6 billion yen. Although Nomura didn’t realize any exits from investments during the quarter, it continued to focus on increasing the value of companies it has invested in.

Asset Management

Asset Management net revenue declined 11.7 percent from last year to 18.7 billion yen, an increase of 42 percent from the prior quarter. Income before income taxes was 5.1 billion yen. Assets under management grew by 2 trillion yen from the end of March to 22.2 trillion yen as at the end of June. Nomura saw robust sales of new investment trusts during the quarter with overseas high-yield bond funds attracting strong demand from Japanese retail investors. Nomura Asset Management continued to increase its market leading share in Japan over the first quarter. Nomura is also making progress in the global expansion of its asset management business. Earlier this month Nomura Asset Management announced an agreement to invest in LIC Mutual Fund, a subsidiary of India’s largest life insurer Life Insurance Corporation of India, and to form a joint venture.

Ends

For further information please contact:

Name	Company	Telephone
Toru Namikawa	Nomura Holdings, Inc.	81-3-3278-0591

Kathy Lindsay	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 26,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: retail, global markets, investment banking, merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2009 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.